Condensed consolidated interim financial statements of
Li-Cycle Holdings Corp.
Three and nine months ended July 31, 2022 and 2021
(unaudited)

Condensed consolidated interim statements of financial position	2
Condensed consolidated interim statements of comprehensive income and (loss)	3
Condensed consolidated interim statements of changes in equity	4
Condensed consolidated interim statements of cash flows	5
Notes to the Condensed consolidated interim financial statements	6

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
As at July 31, 2022 and October 31, 2021
(Unaudited - expressed in U.S. dollars)

		July 31, 2022	October 31, 2021
	Notes	$	$

Assets
Current assets
Cash and cash equivalents		649,026,466	596,858,298
Accounts receivable	3	5,267,403	4,072,701
Other receivables	3	4,220,123	973,145
Prepayments and deposits	4	93,722,271	8,585,224
Inventory	5	5,900,931	1,259,581
		758,137,194	611,748,949

Non-current assets
Plant and equipment	6	89,753,260	26,389,463
Right-of-use assets	7	54,912,574	27,009,760
Other assets	4	2,109,568	—
		146,775,402	53,399,223

		904,912,596	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	38,458,692	18,701,116
Lease liabilities	10	5,478,799	2,868,795
Loans payable		7,495	7,752
		43,944,986	21,577,663

Non-current liabilities
Lease liabilities	10	51,486,271	26,496,074
Loans payable		26,335	31,996
Convertible debt	11	284,853,896	100,877,838
Warrants	12	—	82,109,334
Restoration provisions		434,489	334,233
		336,800,991	209,849,475

		380,745,977	231,427,138

Shareholders' equity
Share capital	13	768,608,594	672,079,154
Contributed surplus		16,238,257	3,026,721
Accumulated deficit		(260,647,570)	(241,088,229)
Accumulated other comprehensive loss		(296,612)	(296,612)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		523,902,669	433,721,034
Non-controlling interest	15	263,950	—
Total equity		524,166,619	433,721,034
		904,912,596	665,148,172

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of comprehensive loss
Three and nine months ended July 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three months ended July 31,		Nine Months Ended July 31,
		2022	2021	2022	2021
	Notes	$	$	$	$

Revenue	14
Product sales		(2,338,949)	1,593,563	9,574,620	2,682,531
Recycling services		372,510	115,560	950,134	301,216
		(1,966,439)	1,709,123	10,524,754	2,983,747

Expenses
Employee salaries and benefits		9,525,996	3,476,995	28,633,550	7,722,475
Professional fees		4,184,457	1,216,310	10,618,212	4,218,362
Share-based compensation	13	3,998,966	298,489	13,675,130	1,307,874
Raw materials and supplies		3,571,752	1,109,582	6,802,193	2,003,939
Office, administrative and travel		5,293,879	431,881	11,287,158	1,053,766
Depreciation	6, 7	2,969,337	697,604	6,790,188	1,830,603
Research and development		514,769	576,551	1,384,635	1,928,582
Freight and shipping		671,358	155,456	1,469,203	587,953
Plant facilities		1,073,881	227,942	2,494,919	676,278
Marketing		661,749	160,479	1,858,324	465,269
Change in finished goods inventory		81,820	(475,862)	82,807	(1,120,755)
		32,547,964	7,875,427	85,096,319	20,674,346

Loss from operations		(34,514,403)	(6,166,304)	(74,571,565)	(17,690,599)

Other (income) expense
Fair value (gain) loss on financial instruments	11, 12	(8,567,022)	508,850	(62,300,143)	2,433,196
Interest expense		3,533,007	437,163	9,725,534	932,497
Foreign exchange (gain) loss		51,691	(214,496)	180,534	536,216
Interest income		(2,010,423)	(503)	(2,557,099)	(1,725)
		(6,992,747)	731,014	(54,951,174)	3,900,184

Net loss before taxes		(27,521,656)	(6,897,318)	(19,620,391)	(21,590,783)

Income tax		—	—	5,000	—

Net loss and comprehensive loss		(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.		(27,479,280)	(6,897,318)	(19,559,341)	(21,590,783)
Non-controlling interest	15	(42,376)	—	(66,050)	—
Net loss and comprehensive loss		(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)

Loss per common share - basic and diluted	18	(0.16)	(0.07)	(0.12)	(0.23)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of changes in equity
As at July 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	Non-controlling interest (Note 15)	Total
	Notes		$	$	$	$	$	$	$
Balance, October 31, 2021		163,179,655	672,079,154	3,026,721	(241,088,229)	(296,612)	433,721,034	—	433,721,034
Stock option expense	13	—	—	5,427,228	—	—	5,427,228	—	5,427,228
Shares issued for cash	13	5,300,352	49,698,756	—	—	—	49,698,756	—	49,698,756
Exercise of stock options	13	1,183,352	296,128	(296,128)	—	—	—	—	—
Exercise of warrants	12	5,712,222	46,001,223	—	—	—	46,001,223	—	46,001,223
Restricted Share Units expense	13	—	—	8,613,769	—	—	8,613,769	—	8,613,769
Exercise of Restricted Share Units	13	40,404	533,333	(533,333)	—	—	—	—	—
Non-controlling interest in subsidiary		—	—	—	—	—	—	330,000	330,000
Comprehensive income		—	—	—	(19,559,341)	—	(19,559,341)	(66,050)	(19,625,391)
Balance, July 31, 2022		175,415,985	768,608,594	16,238,257	(260,647,570)	(296,612)	523,902,669	263,950	524,166,619

Balance, October 31, 2020		83,361,291	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730	—	1,440,730
Series C Class A shares issued for cash	13	11,220,218	21,620,000	—	—	—	21,620,000	—	21,620,000
Shares issued for non-cash costs	13	478,920	455,055	(455,055)	—	—	—	—	—
Exercise of stock options	13	1,024,250	289,224	(120,119)	—	—	169,105	—	169,105
Restricted Share Units settled in shares	13	—	—	—	—	—	—	—	—
Public shares issued for cash	13	—		—	—	—	—	—	—
Exercise of warrants	12	—	—	—			—	—	—
Stock option expense	13	—	—	702,932	—	—	702,932	—	702,932
Restricted Share Units expense	13	—	—	—	—	—	—	—	—
Non-controlling interest in subsidiary		—	—	—	—	—	—	—	—
Comprehensive loss		—	—	—	(21,590,783)	—	(21,590,783)	—	(21,590,783)
Balance, July 31, 2021		96,084,679	37,805,879	952,441	(36,119,724)	(296,612)	2,341,984	—	2,341,984

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Three and nine months ended July 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three months ended July 31,		Nine months ended July 31,
		2022	2021	2022	2021
	Notes	$	$	$	$

Operating activities
Net loss for the period		(27,521,656)	(6,897,318)	(19,625,391)	(21,590,783)
Items not affecting cash
Share-based compensation	13	3,998,966	298,489	13,675,130	1,307,874
Depreciation	6, 7	2,969,337	697,604	6,790,188	1,830,603
Amortization of government grants		—	(26,887)	—	(92,926)
Loss on disposal of assets		—	—	—	13,399
Foreign exchange (gain) loss on translation		(103,895)	(152,562)	(561,803)	509,195
Fair value (gain) loss on financial instruments	11, 12	(8,567,022)	508,850	(62,300,143)	2,433,196
Interest and accretion on convertible debt	11	2,886,555	—	8,094,918	—
		(26,337,715)	(5,571,824)	(53,927,101)	(15,589,442)
Changes in non-cash working capital items
Accounts receivable		6,233,862	(1,467,219)	(1,194,702)	(2,309,564)
Other receivables		(2,655,693)	(37,157)	(3,246,978)	(56,188)
Prepayments and deposits		(5,914,245)	(2,668,131)	(3,543,585)	(7,118,905)
Inventory		(2,468,948)	(719,231)	(4,641,350)	(1,322,927)
Accounts payable and accrued liabilities		5,953,737	6,518,975	2,729,377	9,830,211
		(25,189,002)	(3,944,587)	(63,824,339)	(16,566,815)
Investing activity
Purchases of plant and equipment	6	(29,555,201)	(5,804,757)	(45,037,303)	(10,903,007)
Prepaid equipment deposits	4	(42,745,602)	(794,002)	(62,591,565)	(1,163,841)
Prepaid construction charges	4	(9,812,572)	—	(21,891,269)	—
Proceeds from disposal of plant and equipment		—	—	—	16,866
		(82,113,375)	(6,598,759)	(129,520,137)	(12,049,982)
Financing activities
Proceeds from private share issuance, net of share issuance costs		—	—	—	21,620,000
Proceeds from public share issuance, net of share issuance costs	13	49,698,756	—	49,698,756	—
Proceeds from exercise of stock options		—	169,105	—	169,105
Proceeds from exercise of warrants	12	—	—	65,180	—
Proceeds from convertible Debt	11	198,682,238	—	198,682,238	—
Proceeds from loans payable		—	7,000,000	—	10,091,220
Proceeds from government grants		—	26,887	—	92,926
Capital contribution from the holders of non-controlling interest	15	—	—	330,000	—
Repayment of lease liabilities		(1,366,336)	(204,231)	(3,258,899)	(530,953)
Repayment of loans payable		(1,548)	(423,595)	(4,631)	(1,138,336)
		247,013,110	6,568,166	245,512,644	30,303,962

Net change in cash and cash equivalents		139,710,733	(3,975,180)	52,168,168	1,687,165
Cash and cash equivalents, beginning of period		509,315,733	6,325,902	596,858,298	663,557
Cash and cash equivalents, end of period		649,026,466	2,350,722	649,026,466	2,350,722

Non-cash investing activities
Purchase of plant and equipment in payables and accruals		(12,653,536)	22,392	17,028,199	2,655,301
Non-cash financing activities
Equity issued for non-cash costs		—	—	—	455,055
Interest paid		(648,032)	(437,163)	(1,632,196)	(932,497)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

1.Nature of operations
Nature of Operations
Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp. was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016.

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges, supporting the global transition toward electrification.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “LICY”.
2.    Significant accounting policies
(a)Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. Except as described below, these financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in the Company’s consolidated financial statements for the year ended October 31, 2021. These financial statements do not include all the notes required in annual financial statements.
These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on September 13, 2022.
(b)Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the condensed consolidated interim financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at July 31, 2022 are set forth in the table below:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	67%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries are eliminated.
(c)Basis of preparation
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company's functional currency.
(d)New and revised IFRS Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

New/Revised Standard	Description
Amendments to IFRS 3	Reference to the Conceptual Framework
IFRS 17 (including the June 2020 amendments to IFRS 17)	Insurance Contracts
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
Amendments to IAS 1	Disclosure of Accounting Policies
Amendments to IAS 1	Classifying liabilities as current or non-current
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract
The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods, except as noted below.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The International Accounting Standards Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.
The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.
(e)Newly adopted IFRS Standards
Interest Rate Benchmark Reform - Phase 2 The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. The Company has assessed the revised impact of the amendments and concluded that they have no impact on the condensed consolidated interim financial statements.
(f)Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.
(g)Non-controlling interest
Non-controlling interest is defined as equity in a subsidiary not attributable, directly or indirectly, to a parent where a parent controls one or more entities.
Changes in the Company’s ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are accounted for as equity transactions.
Non-controlling interest will be subsequently measured through profit/loss and will be attributed based on ownership interest and distributions/dividends to the non-controlling interest.
(h)Capitalization of borrowing costs
Borrowing costs on funds from general borrowings used to finance the construction, production, or acquisition of a qualifying asset are capitalized until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale have been completed. A qualifying asset is one that takes a substantial period of time to prepare the asset for its intended use.
Interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

(i)Capitalization of internal costs
Employee salaries and share based compensation costs for employees that are directly attributable to bringing the Hub and Spoke assets to a condition and location necessary for the assets to be capable of operating in the manner intended by management are capitalized to assets under construction.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
3. Accounts receivable

	July 31, 2022	October 31, 2021
	$	$
Trade Receivables	5,267,403	4,072,701
Total accounts receivable	5,267,403	4,072,701

Sales Taxes receivable	2,320,614	379,814
Other	1,899,509	593,331
Total other receivables	4,220,123	973,145

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. For the three and nine months ended July 31, 2022, the fair value loss arising from changes in estimates was $7,331,180 and $1,608,689, respectively (fair value gain for the three and nine months ended July 31, 2021: $361,140 and $529,109, respectively), which is included in the respective accounts receivable balance. Refer to Note 14 for additional details on product sales and fair value losses recognized in the period.

As at July 31, 2022, the Company has assessed an allowance for credit loss of $3,506 (as at October 31, 2021: $nil) for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends.

The Company's revenue primarily comes from two key customers as shown in the table below. The Company's remaining customers do not make up significant percentages of these balances. The customer allocation for the revenue for the three months ended July 31, 2022 has been calculated on the basis of product revenues recognized in the period due to the fair value adjustment losses in the period. For additional details on product sales and fair value losses recognized in the period, refer to Note 14.

	Three months ended July 31, 2022		Nine months ended July 31, 2022
	2022	2021	2022	2021
	%	%	%	%
Revenue
Customer A	5.4%	44.0%	19.1%	61.0%
Customer B	83.9%	49.0%	67.0%	28.0%

	July 31, 2022	October 31, 2021
Trade Accounts Receivable
Customer A	12.6%	53.0%
Customer B	72.2%	45.0%

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
4.    Prepayments and deposits

	July 31, 2022	October 31, 2021
	$	$
Prepaid lease deposits	2,693,162	886,951
Prepaid equipment deposits	62,591,565	3,231,836
Prepaid insurance	5,772,465	3,839,880
Prepaid construction charges	21,891,269	—
Other prepaids	2,883,378	626,557
	95,831,839	8,585,224
Non-current portion of prepaid lease deposits	2,109,568	—
Current prepaids and deposits	93,722,271	8,585,224
Other prepaids consist principally of deposits, subscriptions, and environmental financial assurance.
5.    Inventory

	July 31, 2022	October 31, 2021
	$	$

Raw material	4,620,138	850,416
Finished goods	585,306	347,391
Parts and tools	695,487	61,774
	5,900,931	1,259,581

The cost of inventories recognized as an expense during the three and nine months ended July 31, 2022 was $7,557,033 and $14,549,024, respectively (three and nine months ended July 31, 2021:$2,156,737 and $4,647,468).

As at July 31, 2022, the finished goods inventory balance has been adjusted to Net Realizable value resulting in a write off of $89,743 and $81,479 in the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021, ($420,139) and $645,095, respectively). As at July 31, 2022, the raw materials inventory balance has been adjusted to Net Realizable value resulting in a write off of $971,979 and $998,880 in the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021, $148,522 and $94,765, respectively). Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements less the estimated cost of completion and the estimated costs necessary to make the sale. Net realizable value of inventory has fallen in the period due to declines in the underlying commodity prices of the inventory. Refer to Note 16 for additional details on commodity prices.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
6.    Plant and equipment

	Assets under construction	Plant equipment	Computer software and equipment	Storage containers	Vehicles	Leasehold improvements	Total
	$	$	$	$	$	$	$
Cost
At October 31, 2021	15,638,165	6,275,419	196,273	67,619	179,298	6,219,456	28,576,230
Additions	63,102,238	12,622	897,763	62,227	62,000	1,620,272	65,757,122
Transfers from Assets under construction	(12,875,473)	12,875,473	—	—	—	—	—
At July 31, 2022	65,864,930	19,163,514	1,094,036	129,846	241,298	7,839,728	94,333,352
Accumulated depreciation
At October 31, 2021	—	(1,549,700)	(8,645)	(14,172)	(49,314)	(564,936)	(2,186,767)
Depreciation	—	(1,673,934)	(148,682)	(8,050)	(35,514)	(527,145)	(2,393,325)
At July 31, 2022	—	(3,223,634)	(157,327)	(22,222)	(84,828)	(1,092,081)	(4,580,092)
Carrying amounts							—
At October 31, 2021	15,638,165	4,725,719	187,628	53,447	129,984	5,654,520	26,389,463
At July 31, 2022	65,864,930	15,939,880	936,709	107,624	156,470	6,747,647	89,753,260

For the three and nine months ended July 31, 2022, $2,754,340 in employee salaries and $365,866 in share based compensation costs (three and nine months ended July 31, 2021: $nil) were capitalized to assets under construction.

For the three and nine months ended July 31, 2022, $3,325,754 in borrowing costs (three and nine months ended July 31, 2021: $nil) were capitalized to assets under construction. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in the period was a weighted average effective interest rate of 11.7%.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
7.    Right-of-use assets

	Premises	Equipment	Total
Cost	$	$	$
At October 31, 2021	28,821,956	133,769	28,955,725
Additions	31,758,625	117,516	31,876,141
Modifications	239,799	(25,125)	214,674
At July 31, 2022	60,820,380	226,160	61,046,540

Accumulated depreciation
At October 31, 2021	(1,894,179)	(51,786)	(1,945,965)
Depreciation	(4,364,642)	(32,221)	(4,396,863)
Disposals	208,862	—	208,862
At July 31, 2022	(6,049,959)	(84,007)	(6,133,966)

Carrying amounts
At October 31, 2021	26,927,777	81,983	27,009,760
At July 31, 2022	54,770,421	142,153	54,912,574

The weighted average lease term is five years.
8.    Related party transactions
Remuneration of key management personnel including directors
The remuneration of the executive officers and directors, who are the key management personnel of the Company, during the three and nine months ended July 31, 2022 and 2021 are as follows:

	Three months ended		Nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	$	$	$	$
Salaries	1,077,438	272,493	2,860,781	811,502
Share-based compensation	3,390,738	—	11,420,976	605,957
Fees and benefits	995,766	176,278	2,593,068	516,124
	5,463,942	448,771	16,874,825	1,933,583

During the three and nine months ended July 31, 2022, the Company paid directors for providing director and consulting services. Total amounts paid to directors in respect of these activities in the period was $95,367 and $268,246, respectively (three and nine months ended July 31, 2021: $66,802 and $175,036).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

	July 31, 2022	October 31, 2021
	$	$

Accounts payable and accrued liabilities	2,328,601	771,255
Outstanding balances	2,328,601	771,255

Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three and nine months ended July 31, 2022, the Company incurred expenses of $nil and $6,358 in relation to this vendor, compared to $13,076 and $30,429 for the three and nine months ended July 31, 2021, respectively.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three and nine months ended July 31, 2022, the Company incurred expenses of $26,804 and $134,277 in relation to this vendor, compared to $nil and $97,005 for the three and nine months ended July 31, 2021, respectively.

The Company has engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees since April 1, 2020. During the three and nine months ended July 31, 2022, the Company incurred expenses of $4,908 and $50,173 attributable to this vendor, compared to $12,581 and $36,268 for the three and nine months ended July 31, 2021, respectively.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services in relation to the Company's inventory management system since September 1, 2020. During the three and nine months ended July 31, 2022, the Company incurred expenses of $74,173 and $121,528 attributable to this vendor, compared to $22,589 and $80,868 for the three and nine months ended July 31, 2021, respectively.

Consulting Agreement
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for the services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreement
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for his services. During the

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
three and nine months ended July 31, 2022, Mr. Tse was paid aggregate fees under this agreement of $nil and $14,000, respectively, compared to $26,300 and $38,500 for the three and nine months ended July 31, 2021. The consulting agreement was terminated on January 19, 2022.
9.    Accounts payable and accrued liabilities

	July 31, 2022	October 31, 2021
	$	$
Trade payables	16,872,263	9,447,394
Accrued fixed assets	6,846,088	2,074,681
Accrued expenses	7,661,077	4,378,073
Accrued compensation	7,079,264	2,800,968
	38,458,692	18,701,116
10.    Lease liabilities
The Company has the following lease liabilities as of July 31, 2022.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	8,296,494	7,356,848	6,961,704	6,796,674	6,406,488	42,978,042	78,796,250
Equipment	61,217	53,716	43,213	22,235	12,536	—	192,917
Total	8,357,711	7,410,564	7,004,917	6,818,909	6,419,024	42,978,042	78,989,167

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	5,434,043	51,373,640	56,807,683
Equipment	44,756	112,631	157,387
Total	5,478,799	51,486,271	56,965,070

The Company has the following lease liabilities as of October 31, 2021.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	4,468,877	4,590,357	3,741,940	3,332,312	3,290,786	16,302,071	35,726,343
Equipment	48,898	44,044	44,044	42,384	21,022	7,835	208,227
Total	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906	35,934,570

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	2,836,348	26,366,448	29,202,796
Equipment	32,447	129,626	162,073
Total	2,868,795	26,496,074	29,364,869

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

In the three and nine months ended July 31, 2022, the Company recognized an interest expense of $596,694 and $1,494,127 related to lease liabilities, respectively (three and nine months ended July 31, 2021: $98,272 and $223,278).

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the nine months ended July 31, 2022, the Company has added 8 new premises leases, modified 2 leases, and terminated 1 lease.
11.    Convertible Debt

	July 31, 2022	October 31, 2021
	$	$
KSP Note (a)	92,343,624	100,877,838
Glencore Note (b)	192,510,272	—
Total Convertible Debt at end of period	284,853,896	100,877,838

(a) KSP Note

	July 31, 2022	October 31, 2021
	$	$
Principal of convertible note at beginning of period	100,000,000	—
Issuance of convertible notes	5,923,518	100,000,000
Principal of convertible note at end of period	105,923,518	100,000,000

Conversion feature at beginning of period	29,028,938	—
Conversion feature issued	—	27,681,043
Fair value (gain) loss on embedded derivative	(16,744,434)	1,347,895
Conversion feature at end of period	12,284,504	29,028,938

Debt component at beginning of period	71,848,900	—
Debt component issued	5,923,518	72,318,957
Transaction costs	—	(1,599,737)
Accrued interest paid in kind	(5,923,518)	—
Accrued interest expense	8,210,220	1,129,680
Debt component at end of period	80,059,120	71,848,900
Total Convertible Debt at end of period	92,343,624	100,877,838
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a subsidiary of Koch Investments Group) and issued an unsecured convertible note (the “KSP Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the KSP Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the KSP Note,

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
LIBOR has a floor of 1% and a cap of 2%. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in a new note under the same terms as the original KSP Note, issued in lieu of interest payments with an issuance date on the applicable interest date. On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. On June 30, 2022, the Company issued a PIK Note to Wood River Capital, LLC in the amount of $4,095,740. The KSP Note and the PIK notes issued thereunder are referred to collectively as the “2021 Convertible Notes”, and as at July 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
KSP Note	September 29, 2021	$100,000,000
PIK Note	December 31, 2021	$1,827,778
PIK Note	June 30, 2022	$4,095,740
Total		$105,923,518

The conversion feature under the 2021 Convertible Notes has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the 2021 Convertible Notes. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at July 31, 2022, no conversions had taken place.

The fair value of the embedded derivatives upon issuance of the original KSP Note was determined to be a liability of $27,681,043 whereas the remaining $72,318,957, net of transaction costs of $1,599,737, was allocated to the principal portion of the debt. During the three and nine months ended July 31, 2022, the Company recognized a fair value loss of $815,396 and fair value gain of $16,744,434 on the embedded derivatives, respectively. The embedded derivatives were valued using the Binomial Option Pricing Model. The assumptions used in the model were as follows:

	September 29, 2021 (issuance date)	October 31, 2021	July 31, 2022
Risk free interest rate	1.06%	1.23%	2.77%
Expected life of options	5 years	4.92 years	4.17 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	62%	65%
Share Price	12.56	12.94	7.19
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

(b) Glencore Note

	July 31, 2022	October 31, 2021
	$	$
Principal of convertible note at beginning of period	—	—
Issuance of convertible notes	200,000,000	—
Principal of convertible note at end of period	200,000,000	—

Conversion feature at beginning of period	—	—
Conversion feature issued	43,254,358	—
Fair value (gain) loss on embedded derivative	(9,382,418)	—
Conversion feature at end of period	33,871,940	—

Debt component at beginning of period	—	—
Debt component issued	156,745,642	—
Transaction costs	(1,317,762)	—
Accrued interest paid in kind	—	—
Accrued interest expense	3,210,452	—
Debt component at end of period	158,638,332	—
Total Convertible Debt at end of period	192,510,272	—

On May 31, 2022, the Company issued an unsecured convertible note (the “Glencore Note”) for a principal amount of $200,000,000 to Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN). The Glencore Note will mature on May 31, 2027 unless there is an earlier repurchase, redemption or conversion. Interest on the Glencore Note is payable semi-annually, with Li-Cycle permitted to pay interest on the Glencore Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of the Secured Overnight Financing Rate ("SOFR") for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The PIK election results in a new note under the same terms as the original Glencore Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

In connection with any optional redemption and provided that Glencore has not elected to convert the Glencore Note into common shares, the Company must issue warrants (the “Glencore Warrants”) to Glencore on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Note, a number of common shares equal to the principal amount of the Glencore Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Glencore Warrants will be equal to the Conversion Price as of the optional redemption date.

The conversion feature under the Glencore Note has been recorded as an embedded derivative liability as the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The Glencore Note has a conversion price of approximately $9.95 per Li-Cycle common share, subject to customary anti-dilution adjustments. As at July 31, 2022, no election had been made as to whether interest payments would be made in cash or PIK.

The fair value of the embedded derivative liability upon issuance of the Glencore Note was determined to be $43,254,358 with the remaining $156,745,642, net of transaction costs of $1,317,762, allocated to the initial amortized cost of the host debt instrument. During the three months ended July 31, 2022, the Company recognized a fair value gain of $9,382,418 on the embedded derivatives. The embedded derivatives were valued using the Black Scholes Option Pricing Model. The assumptions used in the model were as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

	May 31, 2022 (issuance date)	July 31, 2022
Risk free interest rate	2.87%	2.77%
Expected life of options	5 years	4.92 years
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	68%	65%
Share Price	8.15	7.19

Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
12.    Warrants
In connection with the completion of the Business Combination on August 10, 2021, the Company assumed obligations under Peridot Acquisition Corp.’s warrants to purchase up to 23,000,000 common shares at their fair market value of $2.10 per share for a total acquired liability of $48,299,987.

The total number of warrants was made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private Warrants"). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company's share price exceeded $10.00, on a cashless basis. If the Company's share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per warrant. Based on the Redemption Fair Market Value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

	Number of warrants	$
At October 31, 2021	22,999,894	82,109,334

Three months ended January 31, 2022
Cash exercises	9,578	22,370
Cashless exercises	22,540,651	45,868,706
Redemptions	449,665	44,967

Fair Value Gain on Warrants		36,173,291

At July 31, 2022	—	—

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

Warrants were re-measured through profit or loss at each period end, using first level inputs. As of January 31, 2022, there are no warrants outstanding.
13.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid. Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp. common shares and Class A preferred shares on the condensed consolidated interim Statements of Changes in Equity have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

The changes in the Company’s outstanding common shares were as follows:

		Nine months ended		Year ended
		July 31, 2022		October 31, 2021
U.S. dollars, except share amounts		Number of shares	Capital Stock	Number of shares	Capital Stock
Balance, beginning of period		163,179,655	$672,079,154	83,361,291	$15,441,600
Issuance of shares - Series C private placement		—	$—	11,220,218	$21,620,000
Issuance of shares for non-cash costs		—	$—	478,920	$455,055
Issuance of shares - Public placement through Business Combination		—	$—	65,671,374	629,748,295
Exercise of RSUs		40,404	$533,333	392,276	3,922,754
Exercise of stock options		1,183,352	$296,128	2,055,476	$891,162
Exercise of warrants	12	1,982	$29,450	100	$288
Redemption of warrants	12	7,596	$103,067	—	$—
Surrender of warrants due to Make-Whole Exercise	12	5,702,644	$45,868,706	—	$—
Issuance of shares to LG Energy Solutions, Ltd. and LG Chem, Ltd.		5,300,352	$49,698,756	—	$—
Balance, end of period		175,415,985	768,608,594	163,179,655	672,079,154
Long-term incentive plans
Stock options
For stock options issued under the Company's 2021 Long Term-Incentive Plan ("2021 LTIP"), each of the Company's stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an options remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
A summary of stock option activities is as follows:

	Number of Li-Cycle Holdings Corp. stock options	Weighted average exercise price of Li-Cycle Holdings Corp. stock options
		$
Balance – October 31, 2021	5,296,553	2.81
Granted	719,718	7.86
Exercised	(1,251,547)	0.41
Forfeited	(2,619)	10.93
Balance – July 31, 2022	4,762,105	4.20
During the nine months ended July 31, 2022, 1,251,547 stock options were exercised on a cashless basis, resulting in the issuance of 1,183,352 common shares of Li-Cycle Holdings Corp., net of stock option issuance costs.

As at July 31, 2022, 3,302,088 of the outstanding stock options (October 31, 2021: 4,242,707) were vested and exercisable.

A summary of the outstanding stock options is as follows:

	Number of stock options	Exercise price
		$
Expiration dates
April 10, 2023	443,920	0.02
April 10, 2023	139,231	0.36
April 1, 2024	171,613	0.36
July 17, 2024	710,559	0.36
December 16, 2029	99,775	1.07
April 21, 2030	386,010	1.07
July 19, 2030	251,433	1.07
November 30, 2030	360,587	2.14
February 11, 2031	428,033	2.14
August 10, 2031	1,051,227	10.93
November 22, 2031	31,725	13.20
January 31, 2032	560,377	7.58
March 8, 2032	127,615	7.74
	4,762,105
The Company recognized total expenses of $1,290,332 and $5,427,228 related to stock options during the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021: $298,489 and $702,932).

The fair value of the stock options granted during the three and nine months ended July 31, 2022 was determined to be $nil and $3,528,169, respectively (three and nine months ended July 31, 2021: $nil and $1,242,844) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the nine months ended July 31, 2022 were as follows:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

Risk free interest rate	1.44% - 1.83%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	65% - 70%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.

Restricted share units
Under the terms of the Company's 2021 LTIP, restricted share units ("RSUs") of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive common shares from the Company in an amount equal to the fair market value of a common share of Li-Cycle Holdings Corp. at the time of distribution. RSUs issued under the 2021 LTIP are expected to be settled in common shares. RSUs issued under the 2021 LTIP are classified as equity on the condensed consolidated interim statement of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $2,708,634 and $8,247,902 in the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021: $nil and $604,943).

A summary of RSU activities is as follows:

	Number of	Weighted average
	Li-Cycle Holdings Corp RSUs	share price on grant date

Balance – October 31, 2021	716,763	$10.93
Granted	1,599,974	$8.46
Exercised	(40,404)	$13.20
Forfeited	(46,313)	$10.28
Balance – July 31, 2022	2,230,020	$9.13

As of July 31, 2022, 40,404 of outstanding RSUs had vested and were settled. RSUs granted in the three and nine months ended July 31, 2022 vest over 1 to 3 years.

For the three and nine months ended July 31, 2022, the Company capitalized $365,866 in RSU and stock option costs to assets under construction (three and nine months ended July 31, 2021: $nil).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

14.    Revenue – Product Sales and Recycling Services

	Three months ended July 31, 2022	Three months ended July 31, 2021	Nine months ended July 31, 2022	Nine months ended July 31, 2021
	$	$	$	$
Product sales revenue recognized in the period[1]	4,992,231	1,232,423	11,183,309	2,153,422
Fair value pricing adjustments	(7,331,180)	361,140	(1,608,689)	529,109
Product sales revenue	(2,338,949)	1,593,563	9,574,620	2,682,531
Recycling services revenue recognized in the period[1]	372,510	115,560	950,134	301,216
Revenue	(1,966,439)	1,709,123	10,524,754	2,983,747

1Revenue recognized in the period before fair value pricing adjustments was $5,364,741 and $12,133,443, respectively, for the three and nine months ended July 31, 2022 (three and nine months ended July 31, 2021: $1,347,983 and $2,454,638, respectively).

Product sales revenue from black mass and copper-aluminum shred, and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at the end of each reporting period using the market prices of the constituent metals. Changes in fair value are recognized as an adjustment to product sales revenue, and the related accounts receivable and can result in gains when the applicable metal prices are increasing, and losses when the applicable metal prices are decreasing. The constituent metals that revenue is most sensitive to are Cobalt and Nickel. The decrease in Cobalt and Nickel prices over the three months ended July 31, 2022 has resulted in fair value adjustment losses which exceed the new product sales revenue recognized in the period.

See Note 16 for the impact of movements in the Cobalt and Nickel prices.
15.    Non-Controlling Interest

On January 26, 2022, the Company entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS which will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS with 67% ownership, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners with 31% and 2%

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
ownership, respectively. These holdings allow the shareholders to nominate 2 Directors, 1 Director, and 1 observer respectively with their ownership holdings.

Summarized financial information for Li-Cycle Norway AS is as follows:

July 31, 2022
$
Current assets	1,049,799
Current liabilities	249,951
Net assets	799,848
Net assets attributable to non-controlling interest	263,950

	Three months ended July 31, 2022	Nine months ended July 31, 2022
	$	$
Revenue	—	—
Expenses	128,413	200,151
Net loss	(128,413)	(200,151)
Net loss attributable to non-controlling interest	(42,376)	(66,050)

16.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable. The carrying amounts of cash, Harmonized Sales Taxes receivable, other receivables, accounts payable and accrued liabilities approximately fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior year.
The Company’s financial assets measured at fair value on a recurring basis are measured under level 2 of the hierarchy and were calculated as follows:

	Balance	Level 2
	$	$
As at July 31, 2022
Accounts receivable	5,267,403	5,267,403
	5,267,403	5,267,403
As at October 31, 2021
Accounts receivable	4,072,701	4,072,701
	4,072,701	4,072,701

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
See Note 3 above for additional details related to measurement of accounts receivable.
The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

	Balance	Level 1	Level 2
	$	$	$
As at July 31, 2022
Conversion feature of convertible debt (see Note 11)	46,156,445	—	46,156,445
	46,156,445	—	46,156,445
As at October 31, 2021
Conversion feature of convertible debt (see Note 11)	29,028,938	—	29,028,938
Warrants (see Note 12)	82,109,334	53,549,990	28,559,344
	111,138,272	53,549,990	57,588,282
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars, Euros, Swiss Francs and certain other currencies, in addition to U.S. dollars. As at July 31, 2022, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap. See Note 11.

Credit, liquidity, and market risks

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal.
The Company's revenue and accounts receivable primarily come from two key customers under long-term contracts, as further disclosed in Note 3.

Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices.
The following table sets out the Company's exposure, as of July 31, 2022, in relation to the impact of movements in the Cobalt and Nickel price for the provisionally invoiced sales volume:

	Cobalt		Nickel
	July 31,	October 31,	July 31,	October 31,
	2022	2021	2022	2021
	$	$	$	$
Metric tonnes subject to fair value pricing adjustments	3,212	1,728	3,212	1,728
10% increase in prices	559,396	303,351	866,521	448,266
10% decrease in prices	(559,396)	(303,351)	(866,521)	(448,266)

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)

The following table sets out the period end commodity prices for Cobalt and Nickel for the last 9 months:

	Market price per tonne
	July 31, 2022	April 30, 2022	January 31, 2022	October 31, 2021
Cobalt	55,116	87,634	75,618	60,407
Nickel	22,045	32,419	22,745	19,300
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and cash equivalents) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 13).

The Company is not subject to any externally imposed capital requirements.
17.     Commitments and contingencies
As of July 31, 2022, there were $60,178,017 in committed purchase orders or agreements for equipment and services (October 31, 2021:$6,858,617).

Legal Proceedings

The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. On July 22, 2022, the court appointed The Lanigan Group Inc. as lead plaintiff. The Company believes that the allegations in the proposed claim are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
18.    Loss per share

	Three months ended July 31,		Nine months ended July 31,
	2022	2021	2022	2021
Net loss	$(27,521,656)	$(6,897,318)	$(19,625,391)	$(21,590,783)
Weighted average number of common shares	174,383,980	95,563,454	169,067,783	94,695,650

Basic and diluted loss per share	$(0.16)	$(0.07)	$(0.12)	$(0.23)

For comparability, the stated weighted average number of common shares and the number of potential common shares have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

Adjustments for diluted loss per share were not made for the three months ended July 31, 2022 and three and nine months ended July 31, 2021 as they would be anti-dilutive in nature. The following table represents instruments that could potentially dilute basic loss per share in the future, but were not included in the calculation of diluted loss per share because they are antidilutive for the periods presented:

	July 31,	July 31,
	2022	2021
Stock options	4,762,105	6,415,533
Convertible debt	28,564,628	—
Restricted share units	2,230,020	—
	35,556,753	6,415,533

19.     Segment reporting
The condensed consolidated interim financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The Corporation’s CODM is its Chief Executive Officer.
During the three and nine months ended July 31, 2022, the Company operated in Canada and the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

	Canada	United States	Total
	$	$	$
Revenues
Nine months ended July 31, 2022	3,764,697	6,760,057	10,524,754
Nine months ended July 31, 2021	2,042,730	941,017	2,983,747

Non-current assets
Nine months ended July 31, 2022	18,681,071	128,094,331	146,775,402
Year ended October 31, 2021	15,476,877	37,922,346	53,399,223

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

(Unaudited - expressed in U.S. dollars)
The Company does not currently have active operations in any other geographical regions.